

January 24, 2012

<u>Via Facsimile</u>
John S. Tumis
Chief Financial Officer
Trans Energy, Inc.
210 Second Street, P.O. Box 393
St. Mary's, West Virginia 26170

> **Re: Trans Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Response Letter Dated December 28, 2011**
> **File No. 000-23530**

Dear Mr. Tumis:

We have reviewed your response letter and have the following comment.

Response Letter Dated December 28, 2011

1. Our preliminary review of the draft amendments to your 2009 and 2010 Form 10-Ks that you submitted in your response filed on December 28, 2011 indicates that they fail in numerous respects to comply with representations made in one or more of your seven response letters dating from August 27, 2010 to August 17, 2011. For example, and without limitation, we note the following:

Form 10-K for the Fiscal Year Ended December 31, 2009
- Exhibit 99.1 - revised third party engineer's report from Wright & Company not provided [Response letter dated August 27, 2010 and June 24, 2011];

- Exhibits 31.1 and 31.2 – former CEO and CFO cannot certify amendment; certifications must be currently signed and dated; small business issuer language is outdated [Response letter dated June 24, 2011].

Form 10-K for the Fiscal Year Ended December 31, 2010
- Report of Independent Registered Public Accounting Firm, page F-2: date of report has not been revised [Response letter dated June 24, 2011];

- Exhibit with third party engineer's report – not provided [Response letter dated June 24, 2011];

- Exhibits 31.1 and 31.2 – former CFO cannot certify amendment; certifications must be currently signed and dated; small business issuer language is outdated [Response letter dated June 24, 2011].

Based on the above preliminary observations, we will not perform a detailed examination of the drafts you have submitted. Please provide complete, comprehensive draft amendments that correct the deficiencies noted above and include all revisions which you had indicated would be made in your prior response letters. Additionally, provide a current response letter or other information which clearly indicates how your proposed drafts address the representations made in your prior response letters. Your response should specifically address each comment and should be submitted as a correspondence via EDGAR. Provide the requested information by February 8, 2012.

If you do not respond to the outstanding comments by February 8, 2012 we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve the outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Closing Comments

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant